Exhibit 99.1

4Front's Pure Ratios Business Showing Significant Growth; Product Featured at Super Bowl Event in Miami for The Dan Marino Foundation

Pure Ratios' therapeutic transdermal patch and a strategic decision to focus on a direct-to-consumer online sales channel is driving sales acceleration

VANCOUVER and PHOENIX, AZ, Feb. 3, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") is pleased to highlight the rapidly improving performance of its Pure Ratios wellness brand, which gained valuable visibility over the weekend during Super Bowl Week in Miami.

Led by Founder Chad Conner, San Diego-based Pure Ratios has a long history in wellness-oriented product development, including the integrated use of cannabinoids for therapeutic benefits. Since joining the 4Front Family as a result of the merger with Cannex in July 2019, Pure Ratios has seen its sales grow exponentially.

"Joining the 4Front Family has allowed us to focus our attention on the most accessible and differentiated products within our portfolio and pipeline, and also enhance our manufacturing and fulfillment capabilities," Conner said. "The recent acceleration in sales is a direct result of 4Front's investment and strategic planning, layered on top of our product development capabilities and our deep knowledge of utilizing cannabinoids for therapeutic benefit."

In the last few months, Pure Ratios has seen a significant uptick in online sales and reorder rates among customers. Its innovative line of transdermal CBD reservoir patches, which can provide relief for up to 96 hours, is a customer favorite and responsible for driving the significant growth in sales.

"I'm most excited to see so many people benefiting from our wellness products and increased access to regulated, high-quality, cannabis-derived products," Conner said. "I live for the testimonials and witnessing the growing acceptance of adaptogenic plants, which I believe should include therapeutic cannabis."

Brad Kotansky, 4Front's CFO, has worked closely with Conner and the Pure Ratios team on its strategic business planning and achieving its growth targets through a direct-to-consumer approach.

"Our deep strategic dive with the Pure Ratios' team highlighted an incredibly powerful, capital-efficient growth opportunity for 4Front," Kotansky said. "Supported by overwhelmingly positive customer feedback across its product portfolio—specifically for its transdermal patch—we have recently turned on a direct-marketing approach that capitalizes on our ability to build direct relationships with our customers. We believe that approach has paid off, as evidenced by solid reordering trends."

Kotansky added: "While the growth is off of a small base, should the momentum continue as expected, it would quickly become a material contributor to 4Front's 2020 financial performance. We are not currently sharing specific sales numbers, but plan to share financial metrics for Pure Ratios during our Q4 earnings call."

Echoing the broader team's excitement, 4Front CEO Josh Rosen said, "It's gratifying to see the investment of energy we put into the Pure Ratios' team and business structure showing such quick results. I'm not one for hyperbole, yet the feedback on the functionality of our therapeutic patch mixed with the sales acceleration and strong reorder rates confirms our initial thoughts at the time of acquisition that Pure Ratios' patch is a potential 'killer app' for wellness-oriented cannabis products."

Rosen added: "We're obviously excited about the product and have set up a discount code for 4Front investors or interested investors who would like to try it for themselves."

Until the end of February, use the promo code 4FRONT on the Pure Ratio's website at https://www.pureratioscbd.com to get 60% off your order.

Pure Ratios featured during Super Bowl Week
As its sales ramp up, Pure Ratios is also finding more opportunities to extend the brand's reach. Over the weekend, as all eyes were turned to Miami for the Super Bowl between the 49ers and the Chiefs, a selection of Pure Ratios products were featured in gift bags at a celebrity Super Bowl event held at Bloomingdale's in Aventura to support The Dan Marino Foundation. Celebrity athletes, including College Hall of Famer Reggie Williams, Heisman winner Eddie George, and two-time Super Bowl champ Eric Rowe, were in attendance and had the opportunity to try Pure Ratios products and take some home with them.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 10:53e 03-FEB-20